Premier Holding Corp.
4705 West Addisyn Court
Visalia, California  93291
(559) 732-8177

September 8, 2011

Alicia Lam,  Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

Re: Premier Holding Corp.
       Registration Statement on Form S-1
       File No. 333-174049

Dear Ms. Lam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Premier Holding Corp. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l  (the “Registration Statement”) be declared effective as of Monday, September 12, 2011 at 9:00 a.m. Eastern Standard Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”).

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ JACK GREGORY
JACK GREGORY
CEO
cc: Kenneth Eade